                                         File No. 22-26210



            SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.

                      AMENDMENT NO. 2
                            TO
                         FORM T-3


FOR APPLICATIONS FOR QUALIFICATIONS OF INDENTURES UNDER THE
                TRUST INDENTURE ACT OF 1939

                     Cotter & Company
                    (Name of applicant)

             2740 North Clybourn Avenue, Chicago, IL 60614
               (Address of principal executive offices)

      SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS                                              AMOUNT
--------------                                              ------
Variable Denomination Fixed Rate Redeemable Term Notes      $30,000,000

Approximate date of proposed public offering: November 1, 1995



Name and address of agent for service: John F. Moynihan, Cotter & Company, 2740 North Clybourn Avenue, Chicago, IL 60614.

                           LIST OF EXHIBITS

Exhibit No.     Caption

T3A Certificate of Incorporation of Applicant - previously filed as an exhibit to Form T-3 (File No. 22-26210)

T3B By-Laws of Applicant - previously filed as an exhibit to Form T-3 (File No. 22-26210)

T3C Indenture to be Qualified - previously filed as an exhibit to Form T-3 (File No. 22-26210)

T3D             not applicable

T3E Prospectus, Program Description, and Application - previously filed as an exhibit to Form T-3 (File No. 22-26210)

T3E - 1 Prospectus dated November 1, 1995, Program Description dated November 1, 1995, and Application

T3F Cross-Reference Sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act of 1939 - previously filed as an exhibit to Form T-3 (File No. 22-26210)

T3G Form T-1, statement of eligibility and qualification of each trustee under the Indenture to be qualified - previously filed as an exhibit to Amendment No. 1 to Form T-3 (File No. 22-26210)

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Cotter & Company, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Chicago, State of Illinois, on the 18th day of October, 1995.

(Seal)                                      Cotter & Company


                                      By:  /s/ KERRY J. KIRBY
                                            Kerry J. Kirby, Vice President
                                            Treasurer, and Chief Financial
                                             Officer


Attest:                               BY:  /S/ JOHN F. MOYNICHAN
                                             John F. Moynihan, Assistant
                                             Secretary
73015_1

PROSPECTUS

                                   COTTER & COMPANY

                                      $30,000,000
              VARIABLE DENOMINATION FIXED RATE REDEEMABLE TERM NOTES

      These Variable Denomination Fixed Rate Redeemable Term Notes (the "Notes") are being issued and offered by Cotter & Company (the "Company") pursuant to the Cotter & Company Investment Program (the "Program"). This offering (the "Offer") is being made in reliance upon Section 3(a)(9) of the Securities Act of 1933, as Amended. Consequently, no registration statement has been filed with the U.S. Securities & Exchange Commission.

       The Notes are offered exclusively to current holders of certain Company Promissory Subordinated Notes maturing on December 31, 1995 ("Promissory Notes"), who are not holders of the Company's Class A Common Stock (the "Offerees") in exchange for such Promissory Notes. The Class A Common Stock is held by retailers of hardware and related merchandise, who are Members of the Company. Membership in the Company entitles a Member to use certain Company trademarks and trade names, including the federally registered collective membership trademark indicating membership in "True Value Hardware Stores" and to receive annual patronage dividends based upon the Member's purchases from the Company. The Company estimates that it will incur expenses aggregating $15,000 in connection with the Offer. Since the Notes are being offered solely in exchange for the Promissory Notes, the Company will not realize any cash proceeds from the Offer.

       The Notes will be offered through a mailing to all Offerees (See "How to Invest"). The Notes will have various maturity dates and pay fixed rates of interest, as stated, for each maturity (See "General"). The Notes are restricted as to transferability (See "How to Redeem") and are subject to call by the Company (See "Certain Terms of the Notes"). Investment in a Note will be represented by a program account ("Account") established for each Offeree who exchanges maturing Promissory Notes for Notes (the "Investor") by the agent bank (the "Agent Bank") appointed by the Company. The Notes will not be represented by a certificate or any other instrument evidencing the Company's indebtedness (See "Trust Indenture"). The Company reserves the right to modify, withdraw, or cancel this Offer at any time.

       For further information regarding the Cotter & Company Investment Program, please call toll-free 800-828-3659 Ext. 4135.

       Please read this Prospectus carefully and retain for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED BY, DISAPPROVED BY, NOR REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES HAVE NOT BEEN APPROVED NOR DISAPPROVED BY ANY STATE SECURITIES COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.[fm]



                   The date of this Prospectus is September 29, 1995

       The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance. The Program is not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974. All investments in the Notes are investments in securities of the Company and are not an obligation of the Agent Bank or any other company.

                                 AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.

                          DOCUMENTS INCORPORATED BY REFERENCE

       The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and Quarterly Reports on Form 10-Q for the quarters ended April 1, 1995 and July 1, 1995 filed pursuant to Section 15(d) of the Exchange Act are incorporated herein by reference. All documents filed by the Company pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offer shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. The Company currently estimates that the Offer will terminate on or about December 29, 1995.

       The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents incorporated by reference in the Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Prospectus incorporates). Requests for such copies should be directed to Kerry J. Kirby, Vice President and Chief Financial Officer, Cotter & Company, 2740 North Clybourn Avenue, Chicago, IL 60614, telephone number 312-975-2700.

                                      THE COMPANY

       The Company was organized as a Delaware corporation in 1953. Upon its organization, it succeeded to the business of Cotter & Company, an Illinois corporation organized in 1948. The Company's principal executive offices are located at 2740 North Clybourn Avenue, Chicago, Illinois 60614, telephone number 312-975-2700.

       The Company is a Member-owned wholesaler of hardware and related merchandise. It is the largest wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.

       The Company serves approximately 5,700 True Value Hardware Stores throughout the United States. Primary concentrations of Members exist in California (approximately 8%), New York, Illinois and Texas (approximately 6%
each), Pennsylvania (approximately 5%) and Michigan and Ohio (approximately 4%
each).

                           CONSOLIDATED RATIO OF EARNINGS TO
                             FIXED CHARGES OF THE COMPANY
                                       FOR THE FISCAL YEAR
                                       -------------------
               1994            1993         1992         1991         1990
               ----            ----         ----         ----         ----
               2.84            2.73         2.73         2.96         2.89


                                    FOR THE TWENTY SIX WEEKS ENDED
                                    ------------------------------
                         July 1,                                    July 2,
                          1995                                       1994
                         ------                                     ------
                          2.24                                       2.75

       The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and the portion of rental expense deemed to represent interest expense.

                                    USE OF PROCEEDS

       The Notes will be exchanged for certain maturing Promissory Notes which are not eligible for renewal as Promissory Notes. The Company will thus not realize any cash proceeds as a result of the Offer.

                                        GENERAL

       The Program is designed to provide Investors with a convenient means of maintaining their invested funds directly with the Company. The Notes will be issued to Investors in denominations reflecting the face value of the maturing Promissory Notes held by each Investor at December 31, 1995. The Promissory Notes were originally issued as a part of the Company's annual patronage dividend to its Members.

Note Terms

       The Notes will be issued January 1, 1996 and will be offered in two-year terms maturing December 31, 1997 (the "Two-Year Notes"); in three-year terms maturing December 31, 1998 (the "Three-Year Notes"); and in four-year terms maturing December 31, 1999 (the "Four-Year Notes").

Interest Rate

       The Two-Year Notes will bear interest at 6.85% per annum. The Three-Year Notes will bear interest at 6.97% per annum. The Four-Year Notes will bear interest at 7.05% per annum. Information concerning the interest rate on the Notes will be available after September 30, 1995, by calling toll-free 800-828-3659 Ext. 4135.

       Investors will have the option to elect to receive interest payments on a semi-annual basis, on June 30 and December 31, or to have the interest payments added to the Note principal on these dates, resulting in compounded interest calculations. Interest is calculated on a 365 day year. Interest payments and principal at maturity will be paid by check and mailed on the next business day.

       The Investor can change the interest payment option between paid or reinvested by notifying the Agent Bank in writing.

Types of Accounts

       Investors may hold ownership of the Notes in one of the following four types of accounts: Single Tenancy, Joint Tenancy with Right of Survivorship, Tenancy by Custodian (under the Uniform Gifts to Minors Act) and Living Trust. The Notes are not transferable and may not be pledged as collateral for any debt of the Investor.

       If an Investor's legal name changes, Form W-9 and a signature guarantee will be needed to change the name of the Investor.

       These Notes cannot be held by a retirement savings plan described in
Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended.

Account Information

       For current Account Information, Investors may call toll-free 800-828-3659 Ext. 4135.

                                     HOW TO INVEST

       The Notes will be offered through a mailing to all Offerees. This mailing will include this Prospectus, the Program Description, and an application form to be returned to the Company. The application form will include the Investors registration form, which allows the Investors to exchange their maturing Promissory Notes for either Two-Year Notes, Three-Year Notes, or Four-Year Notes. By signing and returning the application, an Investor shall consent to be bound by the terms of the Program as described in the Program Description, as amended from time to time by the Company. Upon receipt of the application from the Investor, the Investor's maturing Promissory Notes will be exchanged for the Notes on January 1, 1996. THIS COMPLETED APPLICATION MUST BE RECEIVED BY THE COMPANY ON OR BEFORE NOVEMBER 22, 1995.

                                     HOW TO REDEEM

       The Notes may be redeemed prior to maturity subject to a penalty (the "Penalty") consisting of the loss of 120 days of interest as calculated on the most recent quarterly stated principal balance. This penalty may result in the reduction of the investor's principal balance.

       Investors may not transfer ownership of the Notes. In cases of probate or court decree, the Notes will be redeemed and will be subject to Penalty. The Investors will not be able to break the Notes into smaller denominations at any time during the life of the Notes.

                              CERTAIN TERMS OF THE NOTES

Trust Indenture

       The Notes shall be issued under an indenture (the "Indenture"), between the Company and Bank of America Illinois (the "Trustee"). The statements under this heading are subject to the detailed provisions of the Indenture, a copy of which will be provided without charge to each person to whom a Prospectus is delivered, upon written or oral request. Such request should be directed to Kerry J. Kirby, Vice President and Chief Financial Officer, Cotter & Company, 2740 North Clybourn Avenue, Chicago, IL 60614, telephone number 312-975-2700.

Note Subordination

       The Notes will be subordinated in right of payment to indebtedness to banking institutions, trade creditors and other indebtedness of the Company.

Optional Redemption by the Company

       The Notes will be redeemable at the Company's option at any time, in whole or in part, at 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. Any partial redemption of the Notes will be effected by lot or pro rata or by any other method that is deemed fair and appropriate by the Trustee.

       Any Notes redeemed at the Company's option, plus accrued and unpaid interest thereon to the date of redemption, will be paid by check to the Investor. Interest on all redeemed Notes shall cease to accrue on and after the effective date of redemption.

                             AGENT BANK AND ADMINISTRATION

       The Company has engaged the Northern Trust Bank of Chicago as the Agent Bank to service the Program. The Agent Bank will send the following to the
Investor:

       --    Initial Conversion confirmation to be sent January 2, 1996,

       -- Quarterly statements listing all notes held and all transaction information on a year-to-date basis,

       --    Advance maturity notices with renewal forms, and

       --    Form 1099INT.

       --    Form 1099B (if applicable)

       Additionally, the Agent Bank will provide an automated voice response system, toll-free 800-507-9000, to allow Investors to call and obtain aggregate account and individual Note information. The Agent Bank will also process early redemption requests, respond to inquiries and provide to Investors information on Notes and accounts. Additional or other inquiries from Investors to the Agent Bank will be forwarded to the Company.

                                         TAXES

       The Program is not qualified under Section 401(a) of the Internal Revenue Code. Accordingly, all interest credited to the Notes or paid in any taxable year is reportable by the Investor as taxable income for Federal income tax purposes. No part of the taxable interest is excludable from taxable income.

       The December statement to each Investor from the Agent Bank each year will state the full amount reportable as taxable income. The Agent Bank also will file tax information returns as required by law. State and local income taxes and tax reporting also may be applicable. Investors are individually responsible for complying with applicable Federal, state, and local tax laws and should consult their individual tax advisors with respect to tax consequences which may be applicable to their particular situation.

                                     LEGAL OPINION

       The legality of the Notes will be passed upon for the Company by Daniel
T. Burns, Vice President and Secretary of the Company.

                                 INDEPENDENT AUDITORS

       The consolidated financial statements of the Company, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

                                                                          Page
Available Information                                                        2
Documents Incorporated by Reference                                          2
The Company                                                                  3
Consolidated Ratio of Earnings to Fixed Charges of the Company               3
Use of Proceeds                                                              3
General                                                                      4
Note Terms                                                                   4
Interest Rate                                                                4
Types of Accounts                                                            4
Account Information                                                          4
How to Invest                                                                4
How to Redeem                                                                5
Certain Terms of the Notes                                                   5
Trust Indenture                                                              5
Note Subordination                                                           5
Optional Redemption by the Company                                           5
Agent Bank and Administration                                                6
Taxes                                                                        6
Legal Opinion                                                                6
Independent Auditors                                                         6

                                      $30,000,000

                                   Cotter & Company

                                 Variable Denomination
                                      Fixed Rate
                                 Redeemable Term Notes



                              For information concerning
                                 the Cotter & Company
                                  Investment Program,




                                       Write to:
                        The Cotter & Company Investment Program
                                   2740 N. Clybourn
                             Chicago, Illinois 60614-1088





                                       Or Call:
                           toll-free 800-828-3659 Ext.  4135

              COTTER & COMPANY INVESTMENT PROGRAM DESCRIPTION
                  NEW OR ADDITIONAL INVESTMENT AMENDMENT


General Program Description

      The Cotter & Company Investment Program has been in place since 1994 to accommodate the continued investment of non Members holding subordinated patronage dividend notes. A new feature of the Cotter & Company Investment Program extends the opportunity to include Cotter & Company employees, active Members, current Cotter & Company subordinate note holders, and current Cotter & Company Investment Program investors and their families. This program allows people who support and contribute to Cotter & Company to benefit from it's success. The Notes are available for purchase in one thousand dollar ($1,000.00) denominations. The investor can elect for the Notes to be issued for two, three and four year periods.

      Cotter & Company reserves the right to modify, withdraw, or cancel the offer made hereby at any time.

      Communications with Cotter & Company are effective only upon actual receipt by the Agent Bank, The Northern Trust.

      In acting upon or rejecting any request by an Investor or by a purported Investor, Cotter & Company may conclusively presume the accuracy of any statements or representations contained in the Application submitted by the Investor.

Interest Rate

      The rate of interest on the Notes are set by Cotter & Company. Rate information for the current Investment period is available by consulting the current rate information card or by calling 1-800-507-9000.

      Investors will have the option to elect to receive interest payment on a semi-annual basis, with payment mailed the following business day, or to have the interest payments added to the Note principal resulting in compounded interest calculations. Interest is calculated on a 365 day year actual/actual basis. Interest payments and principal at maturity will be paid by check.

      Account Statement and check payouts may be mailed separately.

      Each investor ("Investor") will have the ability to change the option on the way interest is paid or reinvested by notifying the Agent Bank at:


                       The Cotter & Company Investment Program
                       P.O. Box 75933
                       Chicago,  Illinois,  60675-5933

Types of Accounts

      The Notes must be registered in one of the four categories listed below and investment applications must include documentation as listed.

           - Single Tenancy - Social Security or Federal Tax Identification Number, Signature on the Application.

           - Joint Tenancy with Right of Survivorship - Social Security or Federal Tax Identification Numbers, Signatures of all parties on the Application.

           -Tenancy by Custodian (Uniform Gift to Minor Act) - Social Security or Federal Tax Identification Number and signatures of Guardian(s) on the Application.

           (For a custodial account, the minor is considered the beneficial owner of the account. An adult Custodian manages the account until the minor comes of age as specified in the Uniform Gift to Minors Act in the applicable state of residence. The Custodian's signature is required for all transactions.)

           -Living Trust - Copy of Living Trust (1st and last page only), Social Security Number or Federal Tax Identification Number, Signatures on the Application.

      These Notes cannot be held by a retirement savings plan  described in
      Section 4975 (e) (1) of the Internal Revenue Code of 1986, as amended.

Note Characteristics

      The Notes are not transferable to any other party in any fashion.

      Assignment of the Notes is not permitted.

      Pledging of Notes is not permitted.

      Notes can not be split into smaller denominations.

      Cotter & Company may comply with any levies, garnishments and court orders at its sole and absolute discretion.

      A Note is not equivalent to a deposit or other bank account and is not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance. The Program is not subject to the requirements of the Investment Company Act of 1940 (including diversification of Investment) or the Employee Retirement Income Security Act of 1974.

      There are no up front "sales load", management or redemption fees.

Taxes

      The Program is not qualified under Section 401 (a) of the Internal Revenue Code. Accordingly, all interest credited to the Notes or paid in any taxable year is reportable by the registered holder as taxable income for Federal income tax purposes. No part of the taxable interest is excludable from taxable income.

      The interest income information needed to prepare tax returns will be sent to the taxpayer shortly after the end of each calendar year on FORM 1099INT.

      Under Federal tax law, Noteholders must provide Cotter & Company with a correct Social Security Number or other Taxpayer Identification Number, a certification that the number provided is correct and a certification that the Noteholder is not subject to backup withholding. This information is to be included on Form W-9, which is included in the Cotter & Company Investment Program Application and Agreement form. Failure to furnish the correct Social Security or Taxpayer Identification Number or to so certify will result in 31% of interest paid being withheld and paid to the IRS. In addition, the taxpayer may be subject to a penalty imposed by the IRS if he/she/it fails to provide his/her/it's correct Social Security or Taxpayer ID number or makes an incorrect certification.

Applicable Law

      This Program shall be enforced and interpreted under the laws of the State of Illinois. Any controversy or claims arising out of or relating to this offering, or any breach thereof, including, without limitation, any claim that this offering or any portion thereof is invalid, illegal or otherwise voidable, shall be submitted to arbitration before and in accordance with the rules of the American Arbitration Association unless another extra judicial dispute resolution process has been agreed to in writing by the parties, Judgement upon the award may be entered in any court having jurisdiction thereof. The location of the arbitration proceedings shall be at the American Arbitration Association office geographically or physically located closest to the Investor's domicile, unless otherwise agreed upon in writing by the parties.

Agent Bank

      Cotter & Company has engaged the Northern Trust Bank of Chicago as the Agent Bank to service this Program. The Agent Bank will send the following to the Investor:

           Confirmation of new investment.

           Quarterly statements listing all Notes held and all transaction information on a year-to-date basis.

           Advance maturity notices with renewal forms.

           Form 1099INT.
           Form 1099B (If applicable - See Redemptions)

           Semi-annual interest check with amount for multiple Notes (if the Investor owns more than one) combined.

      Northern Trust is not a co-principal of the Cotter & Company Investment Program and no investment dollars will be held by Northern Trust.

      Additionally, the Agent Bank provides an automated voice response system (800-507-9000) to allow Investors to call and obtain aggregate account and individual Note information. The Agent Bank will also set up new accounts and notes, process early redemption requests, respond to inquiries and provide to Investors information on Notes and accounts. Additional or other inquiries from Investors will be forwarded to Cotter & Company.

      Investments in a Note will be represented by a Program account (an "Account") established for the Investor by the Agent Bank. The Notes will not be represented by a certificate or any other instrument evidencing the Cotter & Company's indebtedness.

      Each Investor will be assigned a new Account number and Personal Identification Number (P.I.N.) for telephone access to their Account information.

      All investments in the Notes are investments in securities of Cotter & Company and are not an obligation of the Agent Bank.

      Communications with the Agent Bank will be deemed to be received by the Agent Bank when received by the Agent Bank's personnel with the responsibility for action on the contents thereof.

      In acting upon or rejecting any request by an Investor or by a purported Investor, the Agent bank may conclusively presume the accuracy of any statements or representations contained in the Application submitted by the Investor.

Trustee

      The Notes are issued under an Indenture between Cotter & Company and Bank of America Illinois of Chicago.

Redemption by the Noteholder

      Investors will have the option of redeeming a Note at any time. In all cases of early redemption, the penalty ("penalty") will be the equivalent of 120 days interest calculated on the latest Principal statement balance and there will be no transfer of ownership under any circumstances.
      Early withdrawal may result in a deduction from principal balance - A form 1099B will be sent to the taxpayer shortly after the end of the calendar year.

      In cases of probate or court decree the Note (s) will have to be redeemed and will be subject to the Penalty. The Investors will not be able to break the Note into smaller denominations at any time during the life of the Note.

      Notes may be redeemed by writing to:

                 The Cotter & Company Investment Program
                 PO BOX 75933
                 Chicago, Illinois,  60675-5933


      All signatures of registered owners are required. Checks will be sent only to Noteholder or Noteholders' registered account address.

      Redemptions will be posted by the Agent Bank no later than the business day following the business day of the receipt of the redemption request.

Redemption by Cotter & Company

      The Notes will be redeemable at the Company's option, in whole or in part, at 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. Any partial redemption of the entirety of the Notes will be effected by lot or pro rata or by any other method that is deemed fair and appropriate by the Trustee. The Company may also, at any time at its option, redeem one or more individual Notes.

      The Notes being redeemed by Cotter & Company, plus accrued and unpaid interest thereon to the date of redemption, will be paid by check to the investor of the Note. Interest on the redeemed amount shall cease to accrue on and after the effective date of redemption.

Account Information

      For current Account Information, Investors may call toll-free 800-507-9000

Note Subordination

      The Notes will be subordinated in right of payment to indebtedness to Banking institutions, trade creditors and to other indebtedness of the Company.

Additional Information

      A W-9 and signature guarantee will be needed for all title and trust changes, such as name changes due to marriage or adoption. The W-9 portion of the application must be completed.

      The Prospectus for this offering and Cotter & Company Investment Program Application and Agreement Form mailed with this Program Description are incorporated herein by reference. Additional copies of the Prospectus may be obtained by contacting Cotter & Company at 312-975-4135.

Account Setup and Investment

      All account setup forms, (W-9, Cotter & Company application and agreement), accompanied by a personal, certified or cashiers check, should be mailed to:

                    COTTER & COMPANY INVESTMENT PROGRAM
                             INVESTOR SERVICES
                               PO BOX 75933
                      CHICAGO, ILLINOIS,  60675-5933


NM11/95

                     COTTER & COMPANY INVESTMENT PROGRAM     (Page 1 of 2)
                         APPLICATION & AGREEMENT FORM

- Name 1                   ___________________________________________________
                                FIRST         MIDDLE             LAST

- Name 2                   ___________________________________________________
(Joint Tenancy Partner 1)       FIRST         MIDDLE             LAST

- Registered Address       ___________________________________________________

- City, State, and Zip Code__________________________________________________
                            AREA CODE
- Telephone                (    ) ___________________________________________

- Name 3                   ___________________________________________________
(Joint Tenancy Partner 2)     FIRST         MIDDLE             LAST

- Name 4                   ___________________________________________________
(Joint Tenancy Partner 3)     FIRST         MIDDLE             LAST

PLEASE CHECK ONE AND COMPLETE THE REQUIRED INFORMATION:

___   Cotter & Company Member/Investor - Member Number: ________ - ____

___   Current Cotter & Company Investment Program -
             Investor Account Number: 942______________

___   Current Cotter & Company Employee - Clock Number:_____ Dist Ctr.:_____

___   Family Member of Cotter & Company Member/Investor ***
             Member Number: ________ - ____    Relationship: __________

___   Family Member of Investor currently in Cotter & Company's Investment
        Program***Account Number: 942______________  Relationship  __________

___   Family Member of Current Cotter & Company Employee *** Clock Number:_____
        Dist Ctr.: _________  Relationship: __________

*** I certify that the above applicant is a member of my family.

_____________________________________       _________________________________
SIGNATURE OF MEMBER/INVESTOR/EMPLOYEE                      DATE

PLEASE ENTER ALL THE FOLLOWING INFORMATION BELOW:
W-9 Information must be completed or application will not be processed.

Type of Account:   (Select One)         Maturity Selection:

___ Individual Ownership                ___ 2 Year Term  $ __________________
                                                                 Amount
___ Joint Tenancy With Rights           ___ 3 Year Term  $ __________________
        Of Survivorship                                          Amount
                                        ___ 4 Year Term  $ __________________
___ Tenancy of Custodian                                         Amount
        (Under the Uniform                  Total        $ __________________
         Gift to Minor Act)                                      Amount
                                        Interest Payment Option:  (Select One)**
___ Living Trust                        ___ Issue Semi-Annual Interest Payment
    (A copy of the first &              ___ Compound Interest To Note Principal
            last page)                  ** Accrued interest will be compounded
                                           (added to the principal balance) if
                                            no selection is made.
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        COTTER & COMPANY INVESTMENT AGREEMENT APPLICATION         (Page 2 of 2)

Instructions for Completing Payer's Request for Taxpayers Identification
Certification:
Under Federal tax law, you must provide Cotter & Company with your correct Social Security Number or other Taxpayer ID Number, a certification that the number provided is correct and a certification that you are not subject to backup withholding. Failure to furnish your correct Social Security or Taxpayer ID Number or to so certify will result in 31% of interest paid to your account being withheld and paid to the IRS. In addition, you may be subject to a penalty imposed by the IRS if you fail to provide your correct Social Security or Taxpayer ID Number or if you make an incorrect certification.

                           Application

I/We request the rollover of the Cotter & Company Patronage Dividend Promissory Subordinated notes as I/we have identified on the annual renewal form with regards to the two-, three- and/or four year term(s) and semi-annual interest compounding or payment, into the Cotter & Company Investment Program.

I/We agree to all terms and conditions of the Cotter & Company Investment Program as set forth in the Program Description. I/We acknowledge that I/we have received and reviewed the Program Description, Prospectus and have reviewed and approved all schedules, including renewal addendum and IRS W-9 Taxpayer and Certification Form.

I/We agree that Cotter & Company may amend the Program Description from time to time and that such amendments shall be binding upon me/us.

I/We agree that Cotter & Company may comply with any levies, garnishments and court orders at the sole and absolute discretion of Cotter & Company.

I/We jointly and severally hereby agree to defend, indemnify, reimburse, exonerate, save and hold harmless Cotter & Company and its agents for, from and against any and all loses, damages, claims, demands, and expenses including reasonable attorneys fees of any and every nature actually or allegedly arising in whole or in part out of the written information, tax identification number, certifications, notice or instructions provided by me/us or out of my/our bad faith, negligence, willful misconduct, strict liability or breach of this agreement/application.

I/We agree that this agreement application may be terminated by Cotter & Company at any time upon Cotter & Company's written notice mailed to me/us at the address stated herein.

I/We understand that Cotter & Company Investment Program is administered by The Northern Trust Company on behalf of Cotter & Company. The Northern Trust Company is not a co-principal of the Cotter & Company Investment Program and no investment dollars will be held by The Northern Trust Company. Bank of America is the acting indenture trustee of the Cotter & Company Investment Program pursuant to a written trust indenture between Cotter & Company and Bank of America.

Written Redemption: Subject to the terms of the Program Description as amended, you may redeem any or all of your account by writing: Cotter & Company Investment Program, Investor Services Attn: Agent of Issuer, P.O. Box 75933, Chicago, IL 60675-5933. All Signatures of registered owners are required. Checks will be sent only to your registered account address.

Custodial Account: A minor is the beneficial owner of the account. An adult Custodian manages the account until the minor comes of age as specified in the Uniform Gift to Minors Act in the applicable state of residence. Custodian's signature is required for all transactions.

Additional copies of the Program Description and Prospectus are available upon request by writing to: Cotter & Company Investment Program, Investor Services
Attn: Agent of Issuer, P.O. Box 75933, Chicago, IL 60675-5933.

This form is intended for the sole use of Investors by the agent of the Cotter & Company Investment Program. Incomplete forms, missing supporting documentation for the purchase of note or notes, will result in the return of your investment.

Summary of Key Features of the Program include, (full Program provisions are detailed in the Program Description and Prospectus):

  * Investment in the Cotter & Company Investment Program cannot be pledged;
  * Note Denominations cannot be altered once purchased;
  * Ownership cannot be transferred or changed;
  * Subordination; it is a condition of this obligation of the Company, and the holder by the acceptance hereof agrees, that the indebtedness evidenced by and accruing on notes to be purchased shall be and at all times remain junior and subordinate in right of payment to any and all indebtedness of the Company and to other indebtedness of the Company;
  * Cotter & Company retains the sole right to call any and Cotter & Company Investment Program Notes at any time.

APPLICATIONS WILL BE REJECTED IF THIS FORM IS NOT COMPLETE. ALL APPLICANTS SIGNATURE ARE REQUIRED.

PLEASE SIGN HERE
Primary Signature      __________________________________     Date __________

Co-Applicant Signature __________________________________     Date __________

Co-Applicant Signature __________________________________     Date __________

Co-Applicant Signature __________________________________     Date __________

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